UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 13, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated June 13, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the outcome of the Board Meeting of the Bank held on June 10, 2022.

June 13, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the Board Meeting held on June 10, 2022

Pursuant to the applicable provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of the Bank, at its meeting held on June 10, 2022, has decided as follows:

1.

The 28th Annual General Meeting (‘AGM’) of the Bank will be held on Saturday, July 16, 2022 at 2:30 p.m. Indian Standard Time (IST) through video-conferencing (VC) / other audio-visual means (OAVM), in accordance with the General Circular Nos. 20/2020 dated May 5, 2020 and 02/2022 dated May 5, 2022, issued by the Ministry of Corporate Affairs (MCA) and in accordance with circular dated May 13, 2022 issued by the Securities and Exchange Board of India (SEBI) providing relaxations to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Further, in continuation of our intimation dated April 23, 2022, please note that dividend, if approved at the AGM, the date for payment of dividend in electronic form and for dispatch of physical dividend warrants would be Monday, July 18, 2022 onwards.

2.

The Board of Directors, on the recommendation of the Audit Committee, has considered and recommended to RBI for approval, Price Waterhouse LLP, Chartered Accountants (ICAI Firm Registration No. 301112E/E300264) as the first preferred firm to act as joint Statutory Auditors of the Bank, in place of MSKA & Associates, retiring auditors of the Bank, for a period of 3 (three) years in relation to FY 2022-23, FY 2023-24 and FY 2024-25, subject to approval of the shareholders at the ensuing AGM of the Bank. This firm shall act as the joint Statutory Auditors of the Bank along with M. M. Nissim & Co. LLP for the remainder of the term of M. M. Nissim & Co. LLP. The brief profile of Price Waterhouse LLP is enclosed with this intimation.

This is for your information and record.

Thanking you,

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.: Brief profile of Price Waterhouse LLP

Annexure – Brief profile of Price Waterhouse LLP

Price Waterhouse LLP is a separate, distinct and independent member firm of the PW India Network of Firms which consists of 11 separate, distinct and independent member firms, each of which is incorporated in accordance with the local legal requirements and are registered with the Institute of Chartered Accountants of India as ‘Price Waterhouse & Affiliates’.

Price Waterhouse & Affiliates are cumulatively more than 100 years old in India and have offices in 10 cities in India - Mumbai, Ahmedabad, Gurgaon, Bangalore, Kolkata, Hyderabad, Pune, Chennai, New Delhi and Jamshedpur. Price Waterhouse LLP has 65 partners as at March 31, 2022 having years of experience in auditing clients across various sectors including clients in Banking and Financial Service Sector and more than 150 qualified professionals.